 SEC Form 4
FORM 4 [ ] Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b).	UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility
Holding Company Act of 1935 or Section 30(h) of the Investment Company Act of 1940
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1. Name and Address of Reporting Person* Mello, Joseph C. (Last) (First) (Middle) 21250 Hawthorne Blvd. Suite #800 (Street) Torrance, CA 90503 (City) (State) (Zip)	2. Issuer Name and Ticker or Trading Symbol DaVita Inc. DVA 3. I.R.S. Identification Number of Reporting Person, if an entity (voluntary)	4. Statement for Month/Day/Year 11/15/2002 5. If Amendment, Date of Original (Month/Day/Year)
6. Relationship of Reporting Person(s) to Issuer
(Check all applicable)

   Director      10% Owner
X Officer (give title below)        Other (specify below)

Description           Chief Operations Officer
7. Individual or Joint/Group
    Filing (Check Applicable Line)

X   Form filed by One Reporting Person
     Form filed by More than One Reporting Person

Table I - Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
1. Title of Security (Instr. 3)	2.Transaction Date (Month/Day/Year)	2A. Deemed Execution Date, if any (Month/Day/Year)	3. Transaction Code (Instr. 8)		4. Securities Acquired (A) or Disposed Of (D) (Instr. 3, 4, and 5)			5. Amount of Securities Beneficially Owned Following Reported Transaction(s) (Instr. 3 and 4)	6. Owner- ship Form: Direct (D) or Indirect (I) (Instr. 4)	7. Nature of Indirect Beneficial Ownership (Instr. 4)
			Code	V	Amount	A/D	Price
Common Stock	02/08/2002		A(1)	V	40,000	A	$0.00		D
Common Stock	11/15/2002		M		25000	A	$5.4375		D
Common Stock	11/15/2002		S		25000	D	$25.88		D
Common Stock	11/15/2002		M		25000	A	$5.3125		D
Common Stock	11/15/2002		S		600	D	$26.00		D
Common Stock	11/15/2002		S		300	D	$25.99		D
Common Stock	11/15/2002		S		6500	D	$25.98		D
Common Stock	11/15/2002		S		400	D	$25.96		D
Common Stock	11/15/2002		S		17200	D	$25.80	65,974	D

Table II - Derivative Securities Acquired, Disposed of, or Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)
1. Title of Derivative Security (Instr. 3)	2. Conver- sion or Exercise Price of Deri- vative Security	3. Transaction Date (Month/ Day/ Year)	3A. Deemed Execution Date, if any (Month/ Day/ Year)	4. Transaction Code (Instr.8)		5. Number of Derivative Securities Acquired (A) or Disposed Of (D) (Instr. 3, 4 and 5)		6. Date Exercisable(DE) and Expiration Date(ED) (Month/Day/Year)		7. Title and Amount of Underlying Securities (Instr. 3 and 4)		8. Price of Derivative Security (Instr.5)	9. Number of Derivative Securities Beneficially Owned Following Reported Transaction(s) (Instr.4)	10. Owner- ship Form of Deriv- ative Securities: Direct (D) or Indirect (I) (Instr.4)	11. Nature of Indirect Beneficial Ownership (Instr.4)
				Code	V	A	D	DE	ED	Title	Amount or Number of Shares
Stock Options (Right to Buy	$23.25	02/08/2002		A(2)	V			02/08/2004(3)	02/08/2007	Common Stock	100,000	$0	100,000	D
Stock Option (Right to Buy)	$5.4375	11/15/2002		M			25000	10/25/2000(4)	06/15/2005	Common Stock	25000	$0	120,000	D
Stock Option (Right to Buy)	$5.3125	11/15/2002		M			25000	10/23/2000(5)	06/16/2005	Common Stock	25000	$0	120,000	D
Explanation of Responses:

Note #1: Grant of Restricted Units which vests in three equal installments beginning on 02/08/2004.
Mr. Mello has elected to defer vesting of the first and second installments until 02/08/2006.

Note #2: Nonqualified stock options granted under the First Amended and Restated 1997
Equity Compensation Plan.

Note #3: The option vests 50% on the second anniversary date of the grant and 25% on each of the third and fourth anniversary dates of the grant.

Note #4: The option vests according to the following schedule: 56,250 on 10/25/00, 56,250 on
06/15/01. 56,250 on 06/15/02, and 56,250 on 06/15/03.

Note #5: The option vests according to the following schedule: 56,250 on 10/23/00, 56,250 on
06/16/01, 56,250 on 06/16/02, and 56,250 on 06/16/03.

By: /s/ Joseph C. Mello 11/19/02 ** Signature of Reporting Person Date SEC 1474 (8-02)
Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

* If the form is filed by more than one reporting person, see Instruction 4(b)(v).
** Intentional misstatements or omissions of facts constitute Federal Criminal Violations See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).
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